Bionomics Limited

22 August 2006


06017187

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


PROCESSING
SECTION
RECEIVED
AUG 30 2006
203
SEC MAIL
WASH., D.C.

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per [signature]
Stephen Birrell
CFO & Company Secretary

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL


Bionomics
Limited

ABN 53 075 582 740

BIONOMICS LIMITED

ASX Preliminary final report – 30 June 2006

Lodged with the ASX under Listing Rule 4.3A

Contents

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
22 August 2006

BIONOMICS' 2005/2006 PRELIMINARY FINAL RESULTS

Bionomics Limited (ASX: BNO) today announced its preliminary financial results for the year ended 30 June 2006.

Financial highlights

- Revenue for the period increased by 67% to $2,263,204 (up from $1,356,319 for the comparable period to 30 June 2005).
    - Revenue consisted primarily of income from license agreements which Bionomics has in place for its epilepsy diagnostic tests and for angiogenesis drug targets which are licensed to Genmab A/S (for more detail see below).
- Grant funding received for the period was $2,309,331 ($1,817,043 for the comparable period to 30 June 2005).
    - Grant funds were received from AusIndustry's R&D Start program, the Biotechnology Innovation Fund and Commercial Ready which contribute towards the development of Bionomics' proprietary treatments for cancer, epilepsy and anxiety.
- Cash position for the year end was $4,728,227.
- The loss recorded for the period was $5,396,948 ($4,899,150 for the comparable period to 30 June 2005).

Business highlights

- Bionomics completed the acquisition of Iliad Chemicals Pty Ltd ("Iliad") on 1 July 2005.
    - The acquisition of Iliad and the successful integration of its proprietary chemistry platform MultiCore® in combination with Bionomics' core biology expertise in cancer and central nervous system disorders has led to rapid and significant progress in each of Bionomics' therapeutic development programs.
- Several new licensing deals including:
    - The licensing of several of its anti-angiogenesis targets to the European biotech company Genmab A/S in February 2006. Under the licensing agreement Genmab acquired exclusive worldwide rights to eight proteins identified and characterised by Bionomics using its proprietary Angene® angiogenesis platform with potential utility in cancer and other diseases. Under the terms of the deal, Bionomics received an upfront fee and stands to receive additional licensing fees upon the first target achieving specified preclinical and clinical milestones.

Bionomics will also receive milestone payments and royalties on product sales for each product that reaches the market.

  - The licensing of two genetic tests for the diagnosis of different forms of childhood epilepsy to Laboratory Corporation of America® Holdings - "LabCorp®" - (NYSE:LH) in November 2005. The tests licensed to LabCorp® will assist physicians to distinguish and properly treat a variety of seizure disorders that occur in infants and young children. Bionomics received upfront fees and will also receive royalties on the sale of the tests by LabCorp®. LabCorp® has now launched the first of two genetic tests for epilepsy licensed from Bionomics. The new test permits assessment for Severe Myoclonic Epilepsy of Infancy (SMEI; also known as Dravet's syndrome) a serious form of epilepsy that strikes children at an early age. With this launch by LabCorp® the test will reach a larger group of physicians within North America.

Technology highlights

- Selection of BNC105 as Bionomics' development candidate for the treatment of solid tumours.
  - $3.7 million Commercial Ready grant funding to assist in the development of BNC105
- Strong progress with the patent portfolio, including the granting of a patent in New Zealand which covers Bionomics' anti-cancer compounds.

Outlook

The 2005/2006 financial year was a transforming year for Bionomics with highlights including the establishment of a strong pipeline of four therapeutic development programs in cancer, epilepsy, anxiety and multiple sclerosis, the selection of BNC105 as its anti-cancer development candidate, the integration of the two acquisitions made in 2005 and continuing the commercialisation of its assets leading to a 67% increase in revenue growth for the year.

In 2007 Bionomics is poised to become a clinical stage company with the entry of BNC105 into its first human trials. BNC105 is out-performing its competitors in preclinical tests and the next stage in its development will be significant for Bionomics.

The Company's other programs in epilepsy, anxiety and multiple sclerosis are also on track. By the end of 2007 it is anticipated that the company will have progressed its epilepsy program sufficiently to seek clinical trial approval.

Bionomics' commercial prospects are strong and the commercialisation of its assets is a priority.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR STEPHEN BIRRELL
CFO & COMPANY SECRETARY
BIONOMICS LIMITED
Ph: +61 8 8354 6107

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' business are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will", "aim" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound, BNC105, that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.
For more information about Bionomics, visit www.bionomics.com.au

Results for Announcement to the Market

				$
Cash and cash equivalents as at 30 June 2006 from 30 June 2005	reduced by	47%	to	4,728,227
Net operating and investing cash outflows for the period	decreased by	29%	to	4,138,336
Revenue from ordinary activities	increased by	67%	to	2,263,204
Loss from ordinary activities after tax attributable to members	increased by	10%	to	5,396,950

Explanation of cash and cash equivalents position as at 30 June 2006:
Closing cash and cash equivalents position reflects stable funding position to continue core Research & Development and commercialisation strategies.

Explanation of net decrease in cash and cash equivalents:
The decrease in cash outflows relative to the previous year reflects tight cash management, the implementation of cost savings and a focus on internal R&D to drive the value of the company's pipeline rather than through acquisitions.

Explanation of revenue from ordinary activities:
Revenue consists of license fees, royalties, rental incomes and interest income received as a result of our ordinary activities. Government grants are separately classified under other income.

Explanation of net loss from ordinary activities after tax:
The loss was in line with Directors' and Management expectations.

Dividends/Distributions
Bionomics Limited does not propose to pay any dividends for the year ended 30 June 2006.

Bionomics Limited

ABN 53 075 582 740

BIONOMICS LIMITED

Preliminary final report – 30 June 2006

Contents

BIONOMICS LIMITED
Consolidated Income Statement
for the year ended 30 June 2006

	Note	2006 $	2005 $
		Consolidated	
Revenue	3	2,263,204	1,356,319
Other income	3	2,309,331	1,817,043
Administrative expenses		(1,881,031)	(1,885,636)
Borrowing expenses		(328,858)	(317,639)
Occupancy expenses		(620,031)	(312,082)
Compliance expenses		(487,820)	(242,612)
Research and development expenses		(6,808,183)	(5,314,543)
Loss for the year before income tax expense		(5,553,388)	(4,899,150)
Income tax benefit		156,438	0
Loss for the year after income tax Expense		(5,396,950)	(4,899,150)
Loss attributable to members of Bionomics Limited		(5,396,950)	(4,899,150)
		Cents	Cents
Basic earnings per share	5	(3.4)	(7.6)

The above consolidated income statement should be read in conjunction with the accompanying notes

BIONOMICS LIMITED
Consolidated Balance Sheet
as at 30 June 2006

	Note	Consolidated 30 June 2006 $	30 June 2005 $
CURRENT ASSETS			
Cash and cash equivalents		4,728,227	9,005,079
Receivables		242,353	141,108
Inventories		44,841	31,069
Other		142,681	261,229
TOTAL CURRENT ASSETS		5,158,102	9,438,485
NON-CURRENT ASSETS			
Property, plant and equipment		5,645,561	5,654,426
Intangible assets		8,911,096	2,553,430
TOTAL NON-CURRENT ASSETS		14,556,657	8,207,856
TOTAL ASSETS		19,714,759	17,646,341
CURRENT LIABILITIES			
Payables		1,592,853	1,265,851
Interest bearing liabilities		413,830	358,175
Provisions		456,896	255,389
Other		217,776	155,820
TOTAL CURRENT LIABILITIES		2,681,355	2,035,235
NON-CURRENT LIABILITIES			
Payables		45,455	47,520
Interest bearing liabilities		3,966,866	4,287,800
Provisions		57,311	0
Deferred tax liability		2,017,494	596,748
TOTAL NON-CURRENT LIABILITIES		6,087,126	4,932,068
TOTAL LIABILITIES		8,768,481	6,967,303
NET ASSETS		10,946,278	10,679,038
SHAREHOLDERS' EQUITY			
Contributed equity	7	38,037,759	32,791,790
Reserves		434,106	15,886
Accumulated losses	8	(27,525,587)	(22,128,638)
TOTAL SHAREHOLDERS' EQUITY		10,946,278	10,679,038

The above consolidated balance sheet should be read in conjunction with the accompanying notes

BIONOMICS LIMITED
Consolidated Cash Flow Statement
for the year ended 30 June 2006

	Consolidated	
	2006	2005
	$	$
Cash flows from operating activities		
Grants received incl GST	2,306,902	1,818,319
Receipts from Customers incl GST	2,307,898	1,142,710
Payments to suppliers and employees incl GST	(7,723,233)	(6,340,254)
	(3,108,433)	(3,379,225)
Interest received	308,537	367,234
Borrowing costs	(332,243)	(321,024)
Net cash outflow from operating activities	(3,132,139)	(3,333,015)
Cash flows from investing activities		
Payments for purchase of subsidiary	0	(87,520)
Payments for the purchase of intangibles	0	(2,107,379)
Payments for purchases of property, plant & equipment	(791,022)	(426,274)
Net cash outflow from investing activities	(791,022)	(2,621,173)
Cash flows from financing activities		
Proceeds from share issues	0	6,776,577
Share issue expenses	0	(292,382)
Repayment of borrowings	(358,537)	(83,912)
Net cash inflow/(outflow) from financing activities	(358,537)	6,400,283
Net increase/(decrease) in cash and cash equivalents	(4,281,698)	446,095
Cash and cash equivalents at the beginning of the year	9,005,079	8,703,415
Effect of exchange rate changes on the balances of cash held in foreign currency	4,846	(144,431)
Cash and cash equivalents at the end of the year	4,728,227	9,005,079

BIONOMICS LIMITED
Consolidated Statement of Changes in Equity
for the year ended 30 June 2006

	Consolidated	
	2006	2005
	$	$
Total equity at the beginning of the year	10,679,038	8,930,891
Exchange differences on translation of foreign operations	185,597	(256,021)
Net income recognised directly in equity	185,597	(256,021)
Loss for the year	(5,396,950)	(4,899,150)
Total recognised income and expense for the year	(5,211,353)	(5,155,171)
Transactions with equity holders in their capacity as equity holders		
Contributions of equity, net of transaction costs	5,245,969	6,636,482
Employee share options	232,624	266,836
Total equity at the end of the year	10,946,278	10,679,038
Total recognised income and expense for the year	(5,211,353)	(5,155,171)

NOTE 1: Basis of preparation of the financial report

Summary of significant accounting policies

(a) Basis of preparation of the financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Financial statements of Bionomics Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Bionomics Limited financial report for the year ended 30 June 2006, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. The comparative figures were restated to reflect those adjustments.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Bionomics Limited equity and its net income are given in note 9.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain classes of financial assets and liabilities at fair value.

(b) Principles of consolidation

The consolidated financial statements comprise the financial statements of Bionomics Limited ("the Company") and its subsidiaries as at 30 June 2006.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies where possible. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is obtained and cease to be consolidated from the date on which control ceases.

Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the Company has control.

Subsidiaries have been included in the consolidated financial statements using the purchase method of accounting as discussed in note 1 (h).

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products and services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars which is Bionomics Limited's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit and loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available for sale financial assets, are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency (Australian dollars) are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
- Income and expenses for each income statement are translated at the average exchange rate for the period, and
- All resulting exchange differences are recognised as a separate component of equity upon consolidation

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue recognition

Interest revenue is recognised on an accruals basis using the effective interest rate method.

License, sales and rent income is recognised in accordance with the underlying agreement.

Upfront payments are brought to account as revenues unless there is a correlation to ongoing research and both components are viewed as one agreement, in which case the license income is amortised over the anticipated period of the associated research program. Unamortised license revenue is recognised on the balance sheet as deferred income.

(f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Grant relating to cost reimbursement are recognised in the income statement in the period when they were incurred. Grants relating to asset purchases are recognised in the income statement evenly over the expected life of the assets.

(g) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected

to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Bionomics Limited and its wholly-owned Australian controlled entities have not implemented the tax consolidation legislation.

(h) Acquisitions of assets

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where some future payment that is contingent on certain events happening is a part of the purchase agreement, the additional consideration is brought to account when it is probable that those events will occur.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(i) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(j) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(k) Trade receivables

All trade debtors are recognised at the fair value of amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists. The amount of the provision is the difference between the carrying amount and the present value of future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(l) Inventories

Raw materials and stores are stated at the lower of cost and net realisable value.

(m) Property, plant and equipment

Property, plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or any recognised impairment losses. The directors have taken reasonable steps to ensure that property, plant and equipment are not carried at amounts that are in excess of their recoverable amounts at balance date.

The depreciable amount of all fixed assets is depreciated over their useful lives commencing from the time the asset is held ready for use, on either a prime or diminishing value basis depending on the type of asset.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in the income statement in the year of disposal.

The depreciation rates for each class of depreciable assets are:

- Administrative plant & equipment 20 - 40 %
- Scientific plant & equipment 20 – 40 %
- Leasehold improvements 10 – 20 %
- Building 2.50 %
- Building components 2 – 20 %

(n) Investments and other financial assets

From 1 July 2004 to 30 June 2005

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

Adjustments on transition date: 1 July 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 is that amortised cost is the measurement basis.

From 1 July 2005

The Group classifies its investments in the following categories: loans and receivables and held to maturity investments. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at each reporting date.

(i) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets,

except for those with maturities greater than 12 months after the balance sheet date which are classified as non current assets. Loans and receivables are included in receivables in the balance sheet.

(ii) Held to maturity investments

Held to maturity investments are non derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold until maturity.

(o) Intangible assets

(i) Intellectual Property

Acquired intellectual property is recognised as an asset at cost and amortised over its useful life. Intellectual property with a finite life is amortised on a straight line basis over that life. Intellectual property with an indefinite useful life is subjected to an annual impairment review. There is currently no intellectual property with an indefinite life.

Current useful life of all existing intellectual property is 15 years.

(ii) Goodwill

Goodwill is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net identifiable assets, including any associated deferred tax assets and liabilities, at date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets.

Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash generating units for the purpose of impairment testing.

(p) Research and Development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

(q) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(r) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave in respect of employees' services up to the reporting date and expected to be settled within 12 months of the reporting date are recognised in liabilities and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken at the rates paid.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits in respect of services provided by employees up to the reporting date and measured as the present value of expected future payments to be made.

(iii) Superannuation

Contributions are made to employee superannuation funds and are charged as expenses when incurred. These contributions are made to external superannuation funds and are not defined benefits programs. Consequently there is no exposure to market movements on employee superannuation liabilities or entitlements.

(iv) Share-based payments

Share based compensation benefits are provided to employees via the Bionomics Limited Employee Share Option Plan (the Bionomics ESOP) and an employee share plan.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

The Bionomics ESOP was approved by the Board and Shareholders in 2002. Staff eligible to participate in the plan are those who have been a full time or part time employee of the Company for a period of not less than six months or a director of the Company.

Options are granted under the plan for no consideration.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted under the Bionomics Limited Employee Share Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The amounts disclosed as remuneration relating to options above are the assessed fair values at grant date of those options allocated equally over the period from grant date to vesting date. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(u) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance charges so as to

achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases is recognised in income on a straight-line basis over the lease term.

(v) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of the acquisition as part of the purchase consideration.

(w) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Alternate earnings per share

Alternate earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to potential ordinary shares.

NOTE 2: Segment Information
Primary reporting format – business segments

Bionomics Limited discovers and develops innovative therapeutics in the areas of cancer, multiple sclerosis, anxiety and epilepsy, and operates in 1 primary business segment – Drug discovery and development.

NOTE 3: REVENUE AND OTHER INCOME

	Consolidated 2006 $	Consolidated 2005 $
Revenue		
Sales	652,375	295,552
License fees and royalties	974,760	570,933
Interest received or receivable	359,773	319,814
Rent received or receivable	207,395	135,195
Sundry income	68,901	34,825
Total Revenue	2,263,204	1,356,319
Other Income		
Government Research grants	2,209,050	1,789,739
Government Export grants	100,281	27,304
Total Other Income	2,309,331	1,817,043

NOTE 4: EXPENSES

Loss before income tax expense includes the following specific expenses:

	2006	2005
Borrowing costs		
- Interest paid or payable	328,858	317,639
Depreciation of:		
- Administrative plant and equipment	54,718	29,297
- Scientific plant and equipment	268,746	218,273
- Building	224,468	223,269
	547,932	470,839
Amortisation of non-current assets		
- Licences & Intangible assets	421,891	49,551
Rental expense on operating leases		
- Minimum lease payments	169,103	96,872
Research and development		
- Research and development costs	6,808,183	5,314,543
Other provisions		
- Employee entitlements	32,128	158,586
Cost of sales	70,626	40,527

NOTE 5: Earnings per share

	Full Year 2006 Cents	Full Year 2005 Cents
Basic earnings per share	(3.4)	(7.6)
Alternative earnings per share	(2.1)	(4.8)

The alternative earnings per share amounts have been calculated to demonstrate the impact on basic earnings per share should all potential ordinary shares on issue at 30 June 2006 be converted.
The calculation of an alternative earnings per share does not have a dilutive effect on basic earnings per share.

The basic and alternative earnings per share amounts have been calculated using the total loss after income tax figure in the consolidated income statement.

	Full Year	
	2006 Number	2005 Number
Weighted average number of shares used as the Denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	154,435,981	64,823,522
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating alternative earnings per share	205,606,657	81,096,004

NOTE 6: Business combination

On 1 July 2005 the parent entity acquired 100% of the issued share capital of Iliad Chemicals Pty Ltd.

The acquired business contributed revenues and other income of $325,018 and net loss of $846,267 to the Group for the period from 1 July 2005 to 30 June 2006.

At the date of acquisition, the acquired entity was involved in drug discovery and development in the areas of cancer and CNS.

On 1 March 2005 the parent entity acquired the business assets of Neurofit SAS.

Neurofit contributed revenues of $653,375 (2005: $213,961) and a net loss of $668,764 (2005: $354,374) to the Group during the period from 1 July 2005 to 30 June 2006

At the date of acquisition, Neurofit was involved in providing in vivo tests of chemical compounds.

NOTE 7: CONTRIBUTED EQUITY

Movements in ordinary shares of the Company during the past two years were as follows:

Date	Details	Number of shares	Issue price	$
1 July 2004	**Opening balance**	**63,294,251**		**26,155,308**
28 July 2004	Share issue – Equity Line Finance Agreement	454,582	$0.22	100,000
13 August 2004	Share issue – conversion of listed options	72	$0.50	36
17 November 2004	Share issue – directors' fees	237,671	$0.22	52,288
1 March 2005	Share issue – Neuro3d	1,821,918	$0.23	419,041
28 June 2005	Share issue – placement	47,092,592	$0.135	6,357,500
	Less capital raising costs associated with the placement			(292,383)
30 June 2005	**Closing Balance**	**112,901,086**		**32,791,790**
	Share issue – employee ESP shares	147,143	$0.115	17,000
	Share issue – directors' fees in lieu of cash	961,112	$0.12	115,332
	Share issue – Iliad purchase	40,909,091	$0.125	5,113,637
30 June 2006	**Closing Balance**	**154,918,432**		**38,037,759**

NOTE 8: ACCUMULATED LOSSES

	Consolidated	
	2006 $	2005 $
Balance at the beginning of the year	(22,128,637)	(17,229,487)
Net loss for the year	(5,396,950)	(4,899,150)
Balance at the end of the year	(27,525,587)	(22,128,637)

NOTE 9: Explanation of transition to Australian equivalents to IFRSs

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(a) At the date of transition to AIFRS: 1 July 2004

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
ASSETS				
Current assets				
Cash and cash equivalents		8,703,415	-	8,703,415
Receivables		135,363	-	135,363
Other		131,927	-	131,927
Total current assets		8,970,705	-	8,970,705
Non-current assets				
Property, plant and equipment		5,976,729	-	5,976,729
Intangible assets	(a)	14,178	-	14,178
Total non-current assets		5,990,907	-	5,990,907
Total assets		14,961,612	-	14,961,612
LIABILITIES				
Current liabilities				
Payables		524,166	-	524,166
Interest bearing liabilities		508,400	-	508,400
Provisions		146,933	-	146,933
Other		225,622	-	225,622
Total current liabilities		1,405,121	-	1,405,121
Non-current liabilities				
Interest bearing liabilities		4,575,600	-	4,575,600
Payables		50,000	-	50,000
Total non-current liabilities		4,625,600	-	4,625,600
Total liabilities		6,030,721	-	6,030,721
Net assets		8,930,891	-	8,930,891
SHAREHOLDERS EQUITY				
Contributed equity		26,155,308	-	26,155,308
Reserves	(b)	0	5,071	5,071
Accumulated losses	(b) (d)	(17,224,417)	(5,071)	(17,229,488)
Total shareholders equity		8,930,891	-	8,930,891

(b) At the end of the last reporting period under previous AGAAP: 30 June 2005

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
ASSETS				
Current assets				
Cash and cash equivalents		9,005,079	-	9,005,079
Receivables		141,108	-	141,108
Inventories		31,069		31,069
Other		261,229	-	261,229
Total current assets		9,438,485	-	9,438,485
Non-current assets				
Property, plant and equipment		5,654,426	-	5,654,426
Intangible assets	(a)	1,956,682	596,748	2,553,430
Total non-current assets		7,611,108	596,748	8,207,856
Total assets		17,049,593	596,748	17,646,341
LIABILITIES				
Current liabilities				
Payables		1,265,851	-	1,265,851
Interest bearing liabilities		358,175	-	358,175
Provisions		255,389	-	255,389
Other		155,820	-	155,820
Total current liabilities		2,035,235	-	2,035,235
Non-current liabilities				
Interest bearing liabilities		4,287,800	-	4,287,800
Payables		47,520		47,520
Deferred Tax Liability	(a)	0	596,748	596,748
Total non-current liabilities		4,335,320	596,748	4,932,068
Total liabilities		6,370,555	596,748	6,967,303
Net assets		10,679,038	-	10,679,038
SHAREHOLDERS EQUITY				
Contributed equity		32,791,790	-	32,791,790
Reserves	(b)	(256,021)	271,907	15,886
Accumulated losses	(b) (d)	(21,856,731)	(271,907)	(22,128,638)
Total shareholders equity		10,679,038	-	10,679,038

(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRS)

(a) Reconciliation of loss for the year ended 30 June 2005

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
Revenue	(c)	3,173,362	(1,817,043)	1,356,319
Other income	(c)	0	1,817,043	1,817,043
Borrowing Costs		(317,639)	-	(317,639)
Depreciation and amortisation expense		(520,390)	-	(520,390)
Administration employee and directors benefits expense	(b)	(1,267,056)	(266,836)	(1,533,892)
Legal expenses		(158,970)	-	(158,970)
Research and Development expenses		(4,457,955)	-	(4,457,955)
Shareholder and investor relations expenses		(141,333)	-	(141,333)
Travel expenses		(289,303)	-	(289,303)
Other expenses		(653,030)	-	(653,030)
Loss before income tax		(4,632,314)	(266,836)	(4,899,150)
Income tax expense		-	-	-
Loss attributable to members	(d)	(4,632,314)	(266,836)	(4,899,150)

(3) Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any adjustments to the cash flow statement.

(4) Notes to the reconciliations

(a) Business combinations

The Group has made a number of business acquisitions in recent years. The Group has elected to apply AASB 3 *Business Combinations* to all acquisitions.

Both Neurofit SAS and Iliad Chemicals Pty. Ltd. assets and liabilities were restated to fair value at the date of purchase. The goodwill balance from the Neurofit purchase was reclassified into intangible intellectual property assets and amortised over the assets life, which was assessed as 20 years as at 30 June 2005.

(i) At 30 June 2005
For the Group there has been an increase in Intangible Intellectual Property Assets of $1,955,914 and a decrease in Goodwill of $1,955,914 with no impact on retained earnings. As a result of the implementation of AASB 112, for the Group there has been an increase in Intangible assets – goodwill of $596,748 and an increase in Deferred tax liability of $596,748

(ii) For the year ended 30 June 2005
For the Group there has been an increase in Amortisation of Intangible assets of $33,245 and a decrease in Amortisation of Goodwill of $33,245 with no impact on retained earnings.

(b) Share-based payments

Under AASB 2 *Share-based Payment* from 1 July 2004 the Group is required to recognise an expense for those options that were issued to employees under the Bionomics Employee Share Option Plan after 7 November 2002 but that had not vested by 1 January 2005. The effect of this is:

(i) At 1 July 2004
For the Group there has been an increase in accumulated losses of $5,071 and a corresponding increase in reserves.

(ii) At 30 June 2005
For the Group there has been an increase in accumulated losses of $271,907 and a corresponding increase in reserves.

(iii) For the year ended 30 June 2005
For the Group there has been an increase in employee benefits expense of $266,836.

(c) Revenue

Under AASB 118 Revenue from 1 July 2004 the Group is required to recognise as Revenue only items of revenue from ordinary activities. This has required a reclassification of Government Grant income to Other Income.

(i) For the year ended 30 June 2005

For the Group there has been a decrease in Revenue of $1,817,043 and an increase in Other Revenue of $1,817,043.

(d) Accumulated losses

The effect on accumulated losses of the changes set out above are as follows

	Notes	1 July 2004 $	30 June 2005 $
Business Combinations	(a)	0	0
Share Based Payments	(b)	(5,071)	(271,907)
Revenue	(c)	0	0
Total adjustment		(5,071)	(271,907)
Attributable to:			
Equity holders of Bionomics Ltd		(5,071)	(271,907)
		(5,071)	(271,907)

NTA Backing

	2006	2005
Net tangible asset backing per ordinary share	1.3 cents	7.2 cents

Audit Note: This report is based on accounts which are in the process of being audited